Contact

www.linkedin.com/in/chrislustrino (LinkedIn)
kingscrowd.com/ (Company)

Top Skills

Microsoft Excel
Visual Basic
PowerPoint

Certifications

Six Sigma

Christopher Lustrino

Founder & CEO @ KingsCrowd ::: GP @ KingsCrowd Capital ::: President @ Raisepapers
Chapel Hill, North Carolina, United States

Summary

A Boston College Eagle for life, on a mission to democratize startup investing for all people at KingsCrowd, with a passion for Fintech, investing, social impact, doing well and doing good, and an avid runner, cyclist and writer.

Experience

KingsCrowd
Founder & CEO
May 2018 - Present (5 years 11 months)
Greater Boston Area

The first independent ratings and analytics platform for the online private markets.

We aggregate and vet the 1000's of pre-seed to pre-IPO investment opportunities now available across 50+ online private marketplaces (e.g., SeedInvest, Republic, Angellist, Sharepost) and work on behalf of both individuals and institutions to provide actionable investment insights.

Join us at kingscrowd.com so you don't miss an opportunity to invest in the next Google or Uber.

raisepapers
President
February 2023 - Present (1 year 2 months)
Chapel Hill, North Carolina, United States

At raisepapers we are on a mission to make online capital raising more accessible to founders by making the filing process easier and more affordable through data-driven technology solutions

KingsCrowd Capital
GP
April 2022 - Present (2 years)

KingsCrowd Capital is the first and only data-driven 'index-like' venture fund built for the online private markets powered by KingsCrowd's rating technology.

Simple.Innovative.Change
Founder & Writer
May 2016 - Present (7 years 11 months)
Greater Boston Area

Founded SIC, to connect the Fintech startup ecosystem through discussion and collaboration

Acquired in 2018 by the famed technologist, John Fanning of Napster. Follow along on my new journey at kingscrowd.com

Smile Dating App
Advisor
November 2021 - November 2022 (1 year 1 month)

Freebird, Inc.
Business Associate
July 2017 - May 2018 (11 months)
Cambridge, Massachusetts

Developed and managed the Finance & Sales Ops Toolkit

L.E.K. Consulting
Associate Consultant, Retail and Consumer Products Practice
September 2014 - June 2017 (2 years 10 months)
Greater Boston Area

Financial modeling, market research and case team management
Retail / consumer growth strategy, diligence, SKU rationalization, global headcount restructure
32 projects across consumer, tech, pharma, industrials, & other various verticals

Boston College
Math for Management Tutor / Admin Assistant
February 2011 - May 2014 (3 years 4 months)
Learning Resource Center for Student Athletes

Taught business revenue optimization and cost minimization modeling course
Organized confidential student athlete academic progress to meet NCAA specifications

Managed payroll and budget analysis for Learning Resource Department

L.E.K. Consulting
Summer Associate
June 2013 - September 2013 (4 months)
Greater Boston Area

P&L / revenue forecasting analysis for middle market PE deals,consumer research

Bullhorn
CAPdb Team Intern
September 2012 - December 2012 (4 months)

Performed extensive market research to identify growth opportunities within the staffing industry
Conducted over 2000 cold calls

Education

Boston College
Bachelor, Business Operations, Information Systems, Marketing · (2010 - 2014)

Istituto Dante Alighieri
Liberal Arts and Sciences/Liberal Studies · (2013 - 2013)

Lakeland High School
· (2006 - 2010)